October 9, 2012

VIA FACSIMILE AND EDGAR TRANSMISSION

Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628
Fax Number: (703) 813-6963

Re:	Vale S.A. - Form 20-F for the Fiscal Year Ended December 31, 2011 Filed April 17, 2012 File No. 001-15030 Response to Staff Comment Letter dated September 24, 2012

Dear Ms. Jenkins:

By letter dated September 24, 2012, you provided certain comments on the annual report on Form 20-F of Vale S.A. (the “Company,” “Vale” or “we”) for the year ended December 31, 2011 (the “2011 Form 20-F”).  This letter sets forth our responses to these comments.  For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Form 20-F for the Fiscal Year Ended December 31, 2011

Financial Statements

Notes to Consolidated Financial Statements, page F-12

Note 3 – Summary of Significant Accounting Policies, page F-13

a) Basis of Presentation, page F-13

Comment:

1.	We note that your subsidiary Vale International changed its functional currency from the Brazilian Real to the US dollar in 2011 based on a business assessment. Please advise us on the following:

a.
Further explain to us in sufficient detail the nature and timing of management’s determination of the change, the actual and reasonably likely effects of the change, and the economic facts and circumstances that let management to conclude that the change was appropriate.

b.
Quantify for us the effects of the change in functional currency, tell us how you accounted for the change (e.g. retrospective or prospective application) and cite the accounting guidance that you followed.

Response:

In determining the appropriate functional currency that should be used, the Company follows the guidance in ASC 830-10-55-3 to 55-5.  Based on that guidance, we determined that through 2010, the functional currency of Vale International was the Brazilian Real, principally because it sold only goods purchased from its parent Vale.  Consequently under ASC 830-10-45-4 we concluded that its functional currency should be that of its parent Vale, the Brazilian Real.

Vale’s strategic plan for 2011 adopted a new strategy for Vale International.  Accordingly, based on the guidance in ASC 830-10-45-7, we believed that there was a significant change in economic facts and circumstances that indicated that the functional currency should change, including the following indicators: cash flow, sales markets, financing and expenses.  Vale International has a more robust independent sales structure, trades a variety of commodities acquired from various sources and engages in transactions denominated in multiple currencies.  Vale International also now directly assumes certain risks in connection with its operations, such as those related to shipping, inventories and changes in commodity prices.  Based on the significant increase in autonomy and the preponderance of the indicators in ASC 830-10-55-5, management determined that the functional currency had changed to the U.S. dollar and that January 1, 2011 was the most appropriate date to give effect to the change.

We followed ASC 830-10-45-10 in accounting for the change in functional currency of Vale International.  The change was applied prospectively from January 1, 2011, and previously released financial information was not restated.  The change was from a foreign currency (Brazilian Reais) to the reporting currency (U.S. dollars), so translation adjustments for prior periods were not removed from equity and the translated amounts for nonmonetary assets at the end of the prior period became the accounting basis for those assets in the period of the change and in subsequent periods, under ASC 830-10-45-10.

Note 6 – Income Taxes, page F-20

Comment:

2.
We note your disclosure that you analyze the potential tax impact associated with undistributed earnings by each of your subsidiaries; and for those subsidiaries in which the undistributed earnings would be taxable when remitted to the parent company, no deferred tax is recognized, based on generally accepted accounting principles.  Please confirm to us that you will provide the disclosures required by ASC 740-30-50-2, as applicable, in future filings.  Also supplementally provide us with the text of your proposed future disclosures based on your December 31, 2011 financial statements.

Response:

We will provide the disclosures required by ASC 740-30-50-2(b) in future filings. Such disclosures, if included in Note 6 of the 2011 Form 20-F, would have been similar to the following (where all figures are expressed in millions of U.S. dollars):

We analyze the potential tax impact associated with undistributed earnings of each of our subsidiaries and affiliates. For those subsidiaries in which undistributed earnings are intended to be reinvested indefinitely, no deferred tax is recognized. Undistributed earnings of foreign consolidated subsidiaries and affiliates for which no deferred income tax has been recognized for possible future remittances to the parent company totaled approximately US$26,300 at December 31, 2011.  These amounts are considered to be permanently reinvested in the Company’s international business.  It is not practicable to determine the amount of the unrecognized deferred tax liability associated with these amounts.  If we did determine to repatriate these earnings, there would be various methods available to us, each with different tax consequences.  There would also be uncertainty as to the timing and amount, if any, of foreign tax credits that would be available, as the calculation of the available foreign tax credit is dependent upon the timing of the repatriation and projections of significant future uncertain events.  The wide range of potential outcomes that could result due to these factors, among others, makes it impracticable to calculate the amount of tax that hypothetically would be recognized on these earnings if they were repatriated.

Comment:

3.
We note on page F-22 that you do not provide all of the unrecognized tax benefit disclosures required by ASC 740-10-50-15 (all entities) and ASC 740-10-50-15A (public entities). Please confirm to us that you will include these disclosures in future filings, as applicable, and supplementally provide us with the text of your proposed future disclosure based on your December 31, 2011 financial statements.

Response:

We will include the disclosures in future filings. Such disclosures, if they had been included in Note 6 of the 2011 Form 20-F, would have been similar to the following (where all figures are expressed in millions of U.S. dollars):

The Company’s income taxes are subject to examination by the tax authorities for up to five years with respect to Brazil, up to ten years in Indonesia and up to seven years in Canada.  The reconciliation of the beginning and end of period amount of the uncertain income tax positions is as follows (see note 20(b), “Tax – related actions”):

	As of December 31,
	2011	2010	2009
Beginning of the period	2,555	396	657
Changes resulting from tax positions – current year
Increases	1,076	2,130	47
Decreases	(79)	-	-
Settlements	(3,330)	(24)	(474)
Cumulative translation adjustments	41	53	166
End of the period	263	2,555	396

As at December 31, 2011, 2010 and 2009, there were US$12, US$16 and US$33 of unrecognized tax benefits that, if recognized, would affect the Company’s annual effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits in financial expense and penalties in other operating expenses. The interest and penalties recognized in the statement of income in 2011, 2010 and 2009 were US$157, US$97 and US$15, respectively. The Company had accrued US$72 at December 31, 2011 and US$374 at December 31, 2010 for the payment of interest and penalties.

Note 20 – Commitments and Contingencies, page F-48

Comment:

4.
We note that your reasonably possible loss significantly increased from US$4.79 billion at December 31, 2010 to US$22.45 billion at December 31, 2011, and that the increase in the values of reasonably possible tax contingencies refers mainly to tax assessments against you regarding the payment of Income Tax and Social Contribution calculated based on the equity method in foreign subsidiaries. Please confirm to us that you will expand your discussion of the nature of the individually significant contingencies in future filings, pursuant to ASC 450-20-50-4(a).  Also supplementally provide us with the text of your proposed future disclosure based on your December 31, 2011 financial statements.

Response:

We will expand the discussion of individually significant contingencies in future filings, as requested.  Such discussion, if it had been included in Note 20 of the 2011 Form 20-F, would have been similar to the following (where all figures are expressed in millions of U.S. dollars):

In addition to the contingencies for which we have made provisions, we are defendants in claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is reasonably possible but not probable, in the total amount of US$22,449 at December 31, 2011, and for which no provision has been made (December 31, 2010 US$4,787). The main categories of these claims are as follows:

	As of December 31,
	2011	2010
Labor and social claims	1,922	1,969
Civil claims	1,484	1,083
Tax related actions	17,967	1,713
Others	1,076	22
Total	22,449	4,787

The increase in the values of reasonably possible tax contingencies refers mainly to tax assessments against us for regarding the payment of Income Tax and Social Contribution calculated based on the equity method in foreign subsidiaries.  These are the largest individual contingencies classified as reasonably possible. The Brazilian federal tax authority (Receita Federal) contends that we should pay those taxes and contributions on the net income of our non-Brazilian subsidiaries and affiliates. The position of the tax authority is based on Article 74 of Brazilian Provisional Measure 2,158-34/2001 (“Article 74”), a tax regulation issued in 2001 by Brazil’s President, and on implementing regulations adopted by the tax authority under Article 74. The tax authority has issued four tax assessments (autos de infração) against us for payment of US $6,644 in taxes in accordance with Article 74 for the tax years 1996 through 2008, plus interest and penalties of US $9,781 through December 31, 2011, amounting to a total of US$16,425. As of December 31, 2011, due to developments in the related proceedings and based on the advice of our legal counsel and management’s assessment, we determined that a loss in connection with these tax assessments was reasonably possible.

****************************

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2011 Form 20-F; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2011 Form 20-F; and that we may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at + 55-21-3814-8888 or Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP at +1-212-225-2414.

Sincerely,

/s/ Luciano Siani Pires
Luciano Siani Pires
Chief Financial Officer

Cc:	Nicolas Grabar Cleary Gottlieb Steen & Hamilton LLP